Exhibit 15

January 15, 2019

Address 1

Address 2

City, State, Zip

Dear -----------,

Hall Structured Finance II, LLC (HSF II) has made the 4th quarter distribution of 2018. Your interest payment has been paid either by direct deposit or check (if elected). For IRA custodial accounts, your distribution was sent to the custodian on your behalf. If you are a new investor this quarter your interest payment has been prorated based upon the number of days in the offering.

During the 4th quarter of 2018, one new loan was closed for $41.65 million for a dual-flagged Home 2 Suites and Hampton Inn hotel in Las Vegas, Nevada.  The loan bears interest at 30-day LIBOR plus 8.25% and matures on October 30, 2022.  In addition, one loan in the existing portfolio was fully repaid. In October, the borrower for the Hampton Inn in Kennesaw, Georgia repaid the existing principal amount of $11.9 million in full including all required fees and accrued interest. Two new loans are projected to close early this year in an aggregate amount of approximately $80 million.

Conduent Securities Services, Inc. (ACS), the transfer agent for HSF II, will be coordinating and processing your quarterly interest payments and annual 1099 tax reporting. Please note that your direct deposit or check will be distributed by ACS and direct deposits may reflect their name. Should you need to contact Conduent moving forward, they may be reached at (214) 887-7699. Please contact us with any questions you may have concerning HALL Structured Finance II or the terms of your investment.

Sincerely,

Mark Blocher	Whitney Jacobson
214.269.9517	707.286.7105
mblocher@hallstructured.com	wjacobson@hallstructured.com

HALL STRUCTURED FINANCE II, LLC

2323 ROSS AVENUE, SUITE 200 • DALLAS, TX 75201 • 214.269.9517 • HALLSTRUCTUREDFINANCE.COM